United States Securities and Exchange Commission

Washington, D.C. 20549

Notice of Exempt Solicitation

Pursuant to Rule Rule 14a-6(g)

NAME OF REGISTRANT: Microsoft Corporation

NAME OF PERSON RELYING ON EXEMPTION: NorthStar Asset Management, Inc.

ADDRESS OF PERSON RELYING ON EXEMPTION: 2 Harris Avenue, Boston MA 02130

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. In accordance with Rule 14a-6(g)(1)m, submission is required of this filer under the terms of the Rule because the filers of the shareholder resolution own beneficially securities of the class which is the subject of the solicitation with a market value of over $5 million. This is not a solicitation of authority to vote your proxy, nor does the information contained within constitute investment advice. Please DO NOT send your proxy card; the filer is not able to vote your proxies, nor does this communication contemplate such an event.

Attachment (below): Client communication in support of a shareholder resolution filed by the Religious of the Sacred Heart of Mary and other co-filers of which NorthStar is one. The purpose of the communication below is from NorthStar directed toward our clients.

ACTIVISM IN ACTION:

Committed to using our leverage as shareholders to press for change, we have taken a series of targeted actions detailed below, to address Microsoft role in the conflict.

At Microsoft, NorthStar joined a coalition of shareholders representing $7.3 billion in combined assets under management, along with 90 current and former employees, to demand full transparency and accountability regarding the company’s contracts and business relationships with the Israeli military. This call for disclosure comes amid escalating concerns that Microsoft technologies may be complicit in ongoing human rights violations and breaches of international law. Specifically, we are asking Microsoft to disclose the details of its recent internal and external audits, to conduct an independent human rights impact assessment, and to swiftly act on the findings of that assessment.

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In partnership with the American Friends Service Committee, Racial Justice Investing Coalition, Investor Advocates for Social Justice, and the Religious of the Sacred Heart of Mary, we also co-filed a shareholder proposal with 60 other shareholders and current and former employees, collectively representing $80 million in Microsoft shares. This landmark proposal calls on the Board of Directors to publish a report—at reasonable cost and omitting proprietary information—assessing the effectiveness of Microsoft’s human rights due diligence processes in preventing, identifying, and addressing misuse of its AI and cloud products by customers in ways that could violate human rights or international humanitarian law.

More information on the co-filing is available here:

https://afsc.org/newsroom/unprecedented-investor-action-demands-microsoft-answer-reported-involvement-gaza-genocide

The urgency of this work has only deepened. Recently, The Guardian revealed that the Israeli Military used Microsoft’s products for mass surveillance of Palestinian civilians—specifically storing recordings of millions of daily calls in Gaza and the West Bank on Azure. In our opinion this constitutes a direct violation of Microsoft’s own terms of service and stated human rights commitments. The combination of this revelation and the unprecedented investor co-filing compelled Microsoft to take the extraordinary step of commissioning a second, urgent independent investigation of the Israeli military’s use of its technology—underscoring the severity of the situation.

Looking ahead, we will continue pressing Microsoft to uphold and where necessary, expand their human rights guidelines, with the goal of ending their involvement in serious human rights violations and demanding stronger guardrails on the military use of AI. As socially responsible investors, we view this as a critical moment to shape company practices before harmful norms take hold. Remaining invested allows us to use our shareholder position to challenge corporate power directly and push for systemic change from within. This work is breaking new ground for investors as we navigate how to protect human rights in the age of AI. We welcome any questions or thoughts you may have and remain committed to transparency and continued diligence on this front.

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